UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 19, 2021, Silence Therapeutics plc the (“Company”) issued a press release regarding the purchase of American Depositary Shares (“ADSs”), each representing three ordinary shares of the Company, nominal value £0.05 per share, by the following persons at the Company discharging managerial responsibilities. The purchase price was $23.09 per ADS: 4,331 ADSs were purchased by Steven Romano, Non-Executive Director of the Company, 4,331 ADSs were purchased by Michael Davidson, MD, Non-Executive Director of the Company, 217 ADSs were purchased by Dave Lemus, Non-Executive Director of the Company, 6,063 ADSs were purchased by Mark Rothera, Chief Executive Officer and Executive Director of the Company and 8,662 ADSs were purchased by Craig Tooman, Chief Financial Officer of the Company.

A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, of Silence Therapeutics plc dated April 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILENCE THERAPEUTICS PLC

Date: April 19, 2021	By:	/s/ Mark Rothera
Name: Mark Rothera
Title: President and Chief Executive Officer